Brian P. Keane | 617 348 3093 | bkeane@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com
September 21, 2016

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:             Suzanne Hayes
                              Scot Foley

Re:          Compugen Ltd.
Annual Report on Form 20-F
Filed March 7, 2016
File No. 000-30902

Ladies and Gentlemen:

On behalf of Compugen Ltd. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) this letter in response to the comments of the Staff of the Commission’s Division of Corporation Finance (the “Staff”) given by letter (the “Comment Letter”) dated September 7, 2016 with respect to the above-referenced Annual Report on Form 20-F (the “Annual Report”). Each response is numbered to correspond to the comment set forth in the Comment Letter, which for convenience, we have incorporated into this response letter.

Item 4. Information on the Company
B. Business Overview
Pipeline Program, page 28

1.	Comment: On page 3, you disclose that you recently entered into collaboration agreements with the Johns Hopkins University and the U.S. National Institutes of Health. Please discuss the material terms of these agreements and file them as exhibits. Alternatively, provide us with an analysis supporting your determination that you are not required to file them as exhibits.

Response:  The Company respectfully advises the Staff that the Company does not believe it is necessary to file the agreements with the Johns Hopkins University (the “JHU Agreement”) and the U.S. National Institutes of Health (the “NIH Agreement”) because each of these agreements was made in the ordinary course of business and the Company is not substantially dependent on either agreement.

As noted in the Annual Report, the JHU Agreement relates to the evaluation by JHU of selected Compugen-discovered immune checkpoint candidates. The Company pays JHU for its services based on an agreed-upon budget.  While the Company believes that there is a benefit to using JHU for these services because the research is being conducted by JHU under the direction of Prof. Drew Pardoll and Dr. Charles Drake, both of whom are members of the Company’s Scientific Advisory Board (as disclosed in the Annual Report), the Company also employs in parallel in-house experimental systems and capabilities to evaluate its immune checkpoint candidates and the Company also believes that it could obtain similar services in collaboration with other organizations.  Furthermore, there is no commitment by Company to order any services and the Company may terminate the agreement at any time. Accordingly, the Company respectfully believes that it is not substantially dependent on this agreement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Also as noted in the Annual Report, pursuant the NIH Agreement, the Company has obtained rights to use certain materials developed by the NIH for use in the research and development of the Company’s immuno-oncology programs.  The Company advises the Staff that while the specific cell assays provided by the NIH are unique, other assays and materials that are readily available from other third parties could also be used for the same purpose. Furthermore, there is no commitment by Company to utilize the materials and the Company may terminate the agreement at any time.  Accordingly, the Company respectfully believes that it is not substantially dependent on this agreement.

Due to these factors, the Company respectfully submits that the Johns Hopkins Agreement and the NIH Agreement do not constitute “contracts that are material” to the Company within the meaning of paragraph 4 of the Instructions to Exhibits of Form 20-F, and as such, believes that the agreements are not required to be filed as exhibits to the Annual Report.

Our Predictive Discovery Approach, page 33

2.	Comment: Please expand your discussion of the Bayer Agreement on page 36, to disclose the duration and termination provisions.

Response:  The Company respectfully advises the Staff that the Bayer Agreement does not have a specified temporal duration.  The agreement continues until Bayer is no longer required to make any payments under the terms of the agreement OR until otherwise terminated by either party in accordance with Section 14.3 of the Bayer Agreement.  Accordingly, based on discussions with the Staff, the Company represents that it will include the following sentence as the first sentence of what is now the fourth paragraph under “Bayer Collaboration” on page 36 of the Annual Report in all future filings:

“The Bayer Collaboration continues until Bayer is no longer required to make payments under the Agreement or until otherwise terminated by either party in accordance with the terms of the Agreement.”

In addition, the Company believes that the material terms of the termination provisions of this agreement are currently set forth in the fourth paragraph under “Bayer Collaboration” on page 36 of the Annual Report as follows:

“Bayer may terminate the Bayer Collaboration, either in whole or only with respect to one of the programs, and in each case also on a product-by-product and/or country-by country basis, at any time without cause, upon prior written notice. Either party may also terminate the Bayer Collaboration, either in whole or with respect to only one of the programs, if the other party is in material breach and such breach has not been cured within the applicable cure period. Upon any termination of the Agreement, depending upon the circumstances, the parties have varying rights and obligations with respect to the continued development and commercialization of any products and certain payment and royalty obligations.”

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Item 19. Exhibits

3.	Comment: We note that correspondence dated September 22, 2010 indicated you would incorporate a software license agreement between you and Evogene Ltd by reference in future filings. Please explain why you have not been incorporating this agreement as an exhibit to your Form 20-Fs.

Response:  The Company acknowledges the correspondence dated September 22, 2010.  The Staff is respectfully advised that such correspondence was submitted prior to the dates that the Company’s current General Counsel and we, as outside counsel, began representing the Company.  Further to discussions with the Staff, and based on correspondence with former U.S. securities counsel, the Company has concluded that the license agreement with Evogene was inadvertently omitted from the Exhibit Index of its Form 20-Fs based on advice received from its former U.S. securities counsel at that time.

The Company also advises the Staff that the agreement with Evogene has ceased in accordance with its terms effective as of December 31, 2014.  In consideration for the grant of the license, Evogene issued the Company 60,000 ordinary shares. In May 2007, with the extension to the agreement, Evogene paid the Company $150,000 and issued the Company 100,000 ordinary shares in Evogene.  Since 2007, no further consideration was received by the Company under this agreement.

With the current knowledge that the agreement with Evogene has ceased in accordance with its terms effective on December 31, 2014 and that since 2007, no additional consideration was received by the Company under the agreement, we and the Company have retrospectively re-evaluated the materiality of this agreement in light of the requirements set forth in paragraph 4(a) of the Instructions to Exhibits of Form 20-F.  Based on such evaluation, the Company respectfully believes that such agreement has always been immaterial in amount and significance.  Accordingly, in accordance with paragraph 4(a) of the Instructions to Exhibits of Form 20-F, the Company respectfully submits that the agreement with Evogene was not required to be incorporated by reference as an exhibit to the Company’s annual reports.

***

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above response is acceptable to the Staff.  Please do not hesitate to call the undersigned at 617-348-3093 with any comments or questions regarding this response letter.  We thank you for your time and attention.

Very truly yours,
/s/ Brian P. Keane
Brian P. Keane